**Macquarie Bank Limited**
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341




MACQUARIE
BANK



24 February 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America



Dear Sir/Madam

**Macquarie Bank Limited (File Number 82-34740) documents for lodgement**

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b). Also included are documents relating to the Bank's Operational Briefing held on 18 Feb 2005.

Yours sincerely

Dennis Leong
Company Secretary



3

dlw 3/7

208 page 1/2 28 August 2001

**A BARCODE IS NOT REQUIRED ON THIS DOCUMENT**

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

ASIC registered agent number

lodging party or agent name

office, level, building name or PO Box no.

street number & name

suburb/city state/territory postcode

telephone ( )

facsimile ( )

DX number suburb/city



Australian Securities & Investments Commission

Notification of

# details of shares issued other than for cash

form **208**

Corporations Act 2001
**117(2), 163(3), 254X(1), 601BC(2)**

company name MACQUARIE BANK LIMITED

A.C.N. 008 583 542

## Details of the shares issued


RECEIVED
24 JAN 2005
ASIC
SSC

| class code | total number of shares issued | date of issue (d/m/y) |
|---|---|---|
| ORD | 24,300 | 14/01/2005 |
| | | |
| | | |

## Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /

parties to the contract

nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /

parties to the contract

nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution and/or replaceable rules

☐ The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.

or

☐ The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property.

details of the property:

| | |
|---|---|
| amount paid in cash | $ |
| amount deemed as paid in shares issued | $ |
| amount of debt released or liabilities assumed (including mortgages on the property) | $ |
| **TOTAL purchase price** | $ |

☑ The issue was made in consideration of services rendered or any other consideration not mentioned above.

details: SHARES ISSUED UNDER THE 2004 MACQUARIE BANK EMPLOYEE SHARE PLAN IN CONSIDERATION OF SERVICES RENDERED

## Signature

I certify that the information in this form is true and complete.

print name DENNIS LEONG capacity SECRETARY

sign here [signature]

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

*Include*

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

**Australian Securities & Investments Commission**





**Form 484**
Corporations Act 2001

# Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

| | | |
|---|---|---|
| A1 Change of address | B1 Cease company officeholder | C1 Cancellation of shares |
| A2 Change of name - officeholders or members | B2 Appoint company officeholder | C2 Issue of shares |
| A3 Change - ultimate holding company | B3 Special purpose company | C3 Change to share structure |
| | | C4 Changes to the register of members |

*If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement*

## Company details

Refer to guide for information about corporate key

Company name
MACQUARIE BANK LIMITED

ACN/ABN
46 008 583 542

Corporate key

## Lodgement details


RECEIVED
2 4 JAN 2005
ASIC
SSC

Who should ASIC contact if there is a query about this form?

Name
DENNIS LEONG

ASIC registered agent number (if applicable)
17290

Telephone number
02 8232 3273

Postal address
PO BOX 4294
SYDNEY NSW 1164

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs mins

## Signature

This form must be signed by a current officeholder of the company.

*I certify that the information in this cover sheet and the attached sections of this form are true and complete.*

Name
DENNIS LEONG

Capacity
☐ Director
☑ Company secretary

Signature

Date signed
24/01/05
[D D] [M M] [Y Y]

## Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

# Section C completion guide

**Standard share codes**
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

| Share class code | Full title | Share class code | Full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founder's | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

**Sections to complete**
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

| | C1 - Cancellation of shares | C2 - Issue of shares | C3 - Change to share structure table | C4 - Change to members register |
|---|---|---|---|---|
| **Issue of shares** | | | | |
| ☐ Proprietary company | Not required | ✓ | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | ✓ | ✓ | ✓ |
| ☐ if not in response to the Annual company statement | Not required | ✓ | Not required | Not required |
| **Cancellation of shares** | | | | |
| ☐ Proprietary company | ✓ | Not required | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | Not required | ✓ | ✓ |
| ☐ if not in response to the Annual company statement | ✓ | Not required | Not required | Not required |
| **Transfer of shares** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to amounts paid** | | | | |
| ☐ Proprietary company | Not required | Not required | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | ✓ | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to beneficial ownership** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

## C1 Cancellation of shares

**Reason for cancellation**
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

**Details of cancelled shares**

**List the details of shares cancelled in the following table**

| Share class code | Number of shares cancelled | Amount paid (cash or otherwise) |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

## C2 Issue of shares

List details of new share issues in the following table.

| Share class code | Number of shares issued | Amount paid per share | Amount unpaid per share |
|---|---|---|---|
| ORD | 24,300 | $48.89 | — |
| | | | |
| | | | |
| | | | |
| | | | |

**Earliest date of change**

Please indicate the earliest date that any of the above changes occurred

14/01/05

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☑ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

## C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

| Share class code | Full title if not standard | Total number of shares (current after changes) | Total amount paid on these shares | Total amount unpaid on these shares |
|---|---|---|---|---|
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |

**Earliest date of change**

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

## Lodgement details

**Is this document being lodged to update the Annual Company Statement that was sent to you?**

☐ Yes

☑ No

## C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name     Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

**Earliest date of change**
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

**The changes are**

| Share class code | Shares increased by . . . (number) | Shares decreased by . . . (number) | Total number now held | *Total $ paid on these shares | *Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

* Public companies are not required to provide these details

**Date of entry of member's name in register**
**(New members only)**

Date of entry

[D D] / [M M] / [Y Y]

## C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

**OR**

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

**Earliest date of change**
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

**The changes are**

| Share class code | Shares increased by . . . (number) | Shares decreased by . . . (number) | Total number now held | *Total $ paid on these shares | *Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

* Public companies are not required to provide these details

**Date of entry of member's name in register**
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

**Australian Securities & Investments Commission**



**Form 484**
Corporations Act 2001

# Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

## Company details

Refer to guide for information about corporate key

Company name: MACQUARIE BANK LIMITED

ACN/ABN: 008 583 542

Corporate key:

## Lodgement details

Who should ASIC contact if there is a query about this form?

Name: DOMINIC TAN

ASIC registered agent number (if applicable): 17290

Telephone number: (02) 8232 6053

Postal address: LEVEL 15, NO. 1 MARTIN PLACE, SYDNEY NSW 2000

Total number of pages including this cover sheet:

Please provide an estimate of the time taken to complete this form. hrs mins

## Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: Angela Blair

Capacity
- [ ] Director
- [x] Company secretary

Signature

Date signed: 01/02/04 [D D] [M M] [Y Y]


RECEIVED
02 FEB 2005
ASIC
SSC

## Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

# Section C completion guide

**Standard share codes**
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

| Share class code | Full title |
|---|---|
| A | A |
| B | B ...etc |
| EMP | employee's |
| FOU | founder's |
| LG | life governor's |
| MAN | management |
| ORD | ordinary |
| RED | redeemable |
| SPE | special |

| Share class code | Full title |
|---|---|
| PRF | preference |
| CUMP | cumulative preference |
| NCP | non-cumulative preference |
| REDP | redeemable preference |
| NRP | non-redeemable preference |
| CRP | cumulative redeemable preference |
| NCRP | non-cumulative redeemable preference |
| PARP | participative preference |

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

**Sections to complete**
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

| | C1 - Cancellation of shares | C2 - Issue of shares | C3 - Change to share structure table | C4 - Change to members register |
|---|---|---|---|---|
| **Issue of shares** | | | | |
| ☐ Proprietary company | Not required | ✓ | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | ✓ | ✓ | ✓ |
| ☐ if not in response to the Annual company statement | Not required | ✓ | Not required | Not required |
| **Cancellation of shares** | | | | |
| ☐ Proprietary company | ✓ | Not required | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | Not required | ✓ | ✓ |
| ☐ if not in response to the Annual company statement | ✓ | Not required | Not required | Not required |
| **Transfer of shares** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to amounts paid** | | | | |
| ☐ Proprietary company | Not required | Not required | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | ✓ | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to beneficial ownership** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

## C1 Cancellation of shares

**Reason for cancellation**
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other
Description

Give section reference

**Details of cancelled shares**

**List the details of shares cancelled in the following table**

| Share class code | Number of shares cancelled | Amount paid (cash or otherwise) |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

## C2 Issue of shares

List details of new share issues in the following table.

| Share class code | Number of shares issued | Amount paid per share | Amount unpaid per share |
|---|---|---|---|
| | SEE ANNEXURE A | | |
| | | | |
| | | | |
| | | | |
| | | | |

**Earliest date of change**

Please indicate the earliest date that any of the above changes occurred

1 3 / 0 1 / 0 4

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No

If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

## C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

| Share class code | Full title if not standard | Total number of shares (current after changes) | Total amount paid on these shares | Total amount unpaid on these shares |
|---|---|---|---|---|
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |

**Earliest date of change**

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

## Lodgement details

**Is this document being lodged to update the Annual Company Statement that was sent to you?**

☐ Yes

☑ No

## C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):
- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

**Earliest date of change**
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

**The changes are**

| Share class code | Shares increased by (number) | Shares decreased by (number) | Total number now held | *Total $ paid on these shares | *Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

* Public companies are not required to provide these details

**Date of entry of member's name in register**
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

## C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

**Earliest date of change**
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

| Share class code | Shares increased by . . . (number) | Shares decreased by . . . (number) | Total number now held | *Total $ paid on these shares | *Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

* Public companies are not required to provide these details

**Date of entry of member's name in register**
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

Annexure A



## Macquarie Bank Limited
ACN 008 583 542

This is the annexure of 1 (one) page marked A referred to in the Form 484 Section C - Change to Company Details signed by me and dated 1 February 2005

| Share class code | Number of shares issued | Amount paid per share | Amount unpaid per share |
|---|---|---|---|
| ORD | 7,500 | $23.94 | $Nil |
| ORD | 23,032 | $30.51 | $Nil |
| ORD | 4,166 | $33.10 | $Nil |
| ORD | 48,666 | $34.71 | $Nil |
| ORD | 24,300 | $48.89 | $Nil |

Total shares issued 107,664

**Macquarie Bank Limited**
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

# ASX Release


MACQUARIE
BANK

**21 February 2005**

## MACQUARIE BANK COMMENTS ON EXPECTED 2004/05 NET PROFIT

Further to Friday's announcement that Macquarie Bank Limited ("Bank') expected a very substantial increase in its second half profit, the Bank wishes to inform the market that this increase is currently expected to lead to the Bank's net profit after tax attributable to ordinary equity holders for the year to 31 March 2005 being up at least 40 per cent on the previous year, excluding the effects of the gain which has been brought to account as a result of the formation of the Macquarie Goodman Group. This outlook reflects the significant number of transactions completed by the Bank over the year, which have been announced to the market, and generally buoyant trading conditions.

The Bank notes that the final result is still uncertain and will be dependent on market conditions between now and 31 March 2005 and the extent of successful completion of major transactions on or before 31 March 2005. The notable features of 2004/05 to date including significant swing factors, which might affect the outlook going forward, were discussed in the presentation to investors and analysts at the Bank's Operational Briefing last Friday, a copy of which was lodged with ASX.

**For further information please contact:**

| | |
|---|---|
| Greg Ward, Chief Financial Officer | +61 2 8232 3087 |
| Dennis Leong, Company Secretary | +61 2 8232 3273 |
| Jenny Kovacs, Macquarie Investor Relations | +61 2 8232 3250 |

**Macquarie Bank Limited**
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

## ASX/Media Release


MACQUARIE
BANK

# MACQUARIE BANK EXPECTS VERY SUBSTANTIAL INCREASE IN SECOND HALF PROFIT

**18 February 2005** – Macquarie Bank Chief Executive Officer Allan Moss said today he expects the Bank's second half result for the six months to March 31, 2005, to be very substantially up on the prior corresponding period, even excluding the effects of the gain which has been brought to account as a result of the formation of the Macquarie Goodman Group.

Speaking at a briefing on the Bank's operations to investors and analysts, Mr Moss said the Bank has benefited from performance fees on specialist funds, strong equity markets over the last two years and asset realisations.

He said all major businesses are performing very well. "We have achieved especially strong growth in Asia, Europe and North America. Internationally, the Macquarie Bank Group now operates from more than 40 offices in 22 countries, " he said.

In commenting on the Bank's business Groups, Mr Moss said:

- **The Investment Banking Group's** full year result is expected to be very substantially up on the prior corresponding period. The Group has experienced strong deal flow with a good success rate, excellent fund performance and good equity market conditions. Major recent transactions in the US include the listing of the Macquarie Infrastructure Company Trust on the New York Stock Exchange and the US$1.8 billion acquisition of Chicago Skyway Tollway by a Macquarie Infrastructure Group-Cintra consortium. European transactions

include the £1.3 billion acquisition of ntl:Broadcast UK by a consortium led by Macquarie Communications Infrastructure Group and the €735 million acquisition of a 70 per cent interest in Brussels Airport International Company by a consortium led by Macquarie Airports.

- **The Treasury and Commodities Group's** full year result is expected to be up on the prior corresponding period due to strong results across all divisions. The Group has grown its US businesses, especially in energy and commodities.
- **The Banking and Property Group's** full year result is expected to be strongly up on the prior corresponding period. All major businesses are performing well and the Group has benefited from important initiatives in international property funds management and US mortgages. The Group brought to account a substantial profit on the merger of Macquarie Goodman Management Limited and Macquarie Goodman Industrial Trust to form the Macquarie Goodman Group, reflecting 12 years of business building by the property funds management team.
- **The Equity Markets Group's** full year result is expected to be similar to the prior corresponding period. While Hong Kong is down on the very strong corresponding year, this has been offset by growth in most other businesses.
- **The Financial Services Group's** full year result is expected to be up on the prior corresponding period due to a combination of strong revenue growth and cost management.
- **The Funds Management Group's** full year result is expected to be up on the prior corresponding period.

Mr Moss added: "Our investors and clients continue to do very well. Since December 1995, investors in an index of Macquarie's specialist listed infrastructure and property funds would have received a return of 433 per cent compared to a return of 166 per cent for the Australian sharemarket. Since April 2003, Macquarie managed IPOs returned 86 per cent to investors, while Macquarie managed placements returned 41 per cent."

The Bank expects to announce its full year results on Tuesday May 17, 2005.

**For further information please contact::**

| | |
|---|---|
| Greg Ward, Macquarie Bank Chief Financial Officer | 8232 3087 |
| Erica Sibree, Macquarie Bank Investor Relations | 8232 5008 |
| Matthew Russell, Macquarie Bank Public Relations | 8232 4102 |

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 21,696 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 12,500 @ $23.94 each<br>1,668 @ $28.00 each<br>1,232 @ $30.51 each<br>464 @ $34.60 each<br>1,666 @ $34.71 each<br>4,166 @ $36.34 each |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | N/A – shares were issued on exercise of employee options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 21,696 on 23/2/05 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 223,280,871 | Fully Paid Ordinary Shares |
| 4,000,000 | Macquarie Income Securities (MBLHB) |
| 350,000 | Non-cumulative Redeemable Preference Shares |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 28,562,496 | Options over Ordinary Shares at various exercise prices |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ........................................................ Date: 23 February 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| **Name of entity** | Macquarie Bank Limited |
|---|---|
| **ABN** | 46 008 583 542 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| **Name of Director** | Barrie R Martin |
|---|---|
| **Date of last notice** | 10 December 2004 but 25 August 2004 re Macquarie Airports ("MAP") |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Direct or indirect interest** | Direct |
|---|---|
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 17 December 2004 and 21 February 2005 |
| **No. of securities held prior to change** | 12,454 MAP stapled securities |
| **Class** | Stapled securities |
| **Number acquired** | • 1,798 on 17 December 2004; and<br>• 369 on 21 February 2005 |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $2.78 per stapled security acquired on 17 December 2004 and $3.09 per stapled security acquired on 21 February 2005. |
| **No. of securities held after change** | 14,621 MAP stapled securities |

| Nature of change<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Stapled securities acquired on 17 December 2004 acquired pursuant to Security Purchase Plan. Stapled Securities acquired on 21 February 2005 acquired via Distribution Reinvestment Plan. |
|---|---|

## Part 2 – Change of director's interests in contracts

| Detail of contract | |
|---|---|
| Nature of interest | |
| Name of registered holder (if issued securities) | |
| Date of change | |
| No. and class of securities to which interest related prior to change<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| Interest acquired | |
| Interest disposed | |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| Interest after change | |

22 February 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\MARTIN\brm17122004.doc

+ See chapter 19 for defined terms.

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 1,166 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 1,166 @ $34.71 each |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | N/A – shares were issued on exercise of employee options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 1,166 on 22/2/05 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 223,259,175 | Fully Paid Ordinary Shares |
| | | 4,000,000 | Macquarie Income Securities (MBLHB) |
| | | 350,000 | Non-cumulative Redeemable Preference Shares |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 28,584,192 | Options over Ordinary Shares at various exercise prices |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ........................................................... Date: 22 February 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*



# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 29,748 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 23,750 @ $23.94 each<br>2,666 @ $30.51 each<br>3,332 @ $34.71 each |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | N/A – shares were issued on exercise of employee options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 29,748 on 21/2/05 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 223,258,009 | Fully Paid Ordinary Shares |
| | | 4,000,000 | Macquarie Income Securities (MBLHB) |
| | | 350,000 | Non-cumulative Redeemable Preference Shares |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 28,587,358 | Options over Ordinary Shares at various exercise prices |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ........................................................ Date: 21 February 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.


MACQUARIE
BANK




MACQUARIE
BANK


MACQUARIE
BANK



# Schedule

| Time | Group | Presenter |
| --- | --- | --- |
| 9.40 – 10.00 | MD & CEO | Allan Moss |
| 10.00 – 10.25 | Equity Markets | Ottmar Weiss |
| 10.25 – 10.50 | Financial Services | Peter Maher |
| 10.50 – 11.10 | Morning Tea | |
| 11.10 – 11.45 | Investment Banking | Nicholas Moore |
| 11.45 – 12.10 | Banking and Property | Bill Moss |

3


MACQUARIE
BANK



# 2005 scheduled presentations

- → 2005 Full-year Result Announcement (17 May)
- → Treasury and Commodities Divisional Briefing (16 June)
- → Annual General Meeting (28 July)
- → Asian businesses Briefing (September - date TBD)
- → 2006 Interim Result Announcement (15 November)

4


MACQUARIE
BANK




MACQUARIE
BANK



# All businesses have been operating very well

- → Investment Banking – expect full-year to be very substantially up on pcp
  - → Strong deal flow with good success rate, excellent fund performance and good equity market conditions
  - → Major transactions in Europe and US
- → Treasury and Commodities – expect full-year to be up on pcp
  - → Strong results across all divisions
  - → Growing US business: energy, commodities
- → Banking and Property – expect full-year to be strongly up on pcp
  - → All major businesses performing well
  - → Substantial profit on MGM/MGI merger
  - → Important initiatives in international property funds management and US mortgages


MACQUARIE
BANK



# All businesses have been operating very well

- → Equity Markets – expect full-year to be similar to pcp
  - → Hong Kong down on very strong prior corresponding year, growth in most other businesses
- → Financial Services – expect full-year to be up on pcp
  - → Strong revenue growth with cost management
- → Funds Management – expect full-year to be up on pcp




MACQUARIE
BANK



# Continued international growth

- → Approx 1,700 international staff
- → More than 40 international offices in 22 countries


International staff numbers
1800
1600
1400
1200
1000
800
600
400
200
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
Jan 05


MACQUARIE
BANK



# Some events since the interim

- → **ConnectEast** Group, supported by Macquarie Bank, Thiess, John Holland, awarded 39-year concession for Mitcham-Frankston Project
- → MIG-Cintra consortium acquired $US1.8b **Chicago Skyway** Tollway
- → **Cintra IPO** – in excess of $A1.7b proceeds to MIG/additional stake in 407ETR, ROI in excess of 20% compound p.a.
- → MAP-led consortium acquired 70% of **Brussels International Airport Company** for €735m
- → MCG-led consortium acquired **ntl:Broadcast UK** for £1.3b
- → Acquired 49% of New Zealand fund manager **Brook Asset Management**
- → Listed **Macquarie Infrastructure Company** (MIC) on NYSE




MACQUARIE
BANK



# Some events since the interim

- → Specialist fund performance resulted in **MAP, MCG and MIC performance fees** payable for half year ended 31 Dec 2004
- → **MGM and MGI merger** completed to form Macquarie Goodman Group
- → Launched **Macquarie Private Capital Group** to be seeded with $A53m portfolio of private equity assets
- → **Macquarie CountryWide** announced intention to purchase $US2.8b portfolio of US shopping centres with JV partner Regency Centers
- → MAP acquired 11% of **Copenhagen Airport**
- → Launched **Macquarie Capital Alliance Group**, broadbased co-investment fund, seeking to raise $A1b



MACQUARIE BANK



# Our investors and clients continue to do very well

**Since December 1995**

→ Investors in an index of Macquarie's specialist listed infrastructure and property funds would have received a return of 433% compared to Australian share market return of 166% [1]

**Since April 2003**

→ Macquarie managed IPOs returned 86% to investors[2]

→ Macquarie managed placements returned 41%[2]

1 Average accumulation return of MAP, MCG, MIG, MCW, MGQ (previously MGI), MLE, MOF, MPR, SCF, MDT, DUE vs average accumulation return of S&P/ASX 500 from 31 Dec 1995 to 11 Feb 2005

2 Weighted average return of IPO/placements >$A50m excluding hybrid issues between 1 Apr 2003 and 11 Feb 2005. Measures return on stock price only. Assumes continuity of investment.





MACQUARIE BANK



# Seed assets are being recycled

**On balance sheet specialist funds seed assets***



($Am)
1000
900
800
700
600
500
400
300
200
100
0
Jan 01
Aug 01
Mar 02
Oct 02
May 03
Dec 03
Jul 04
Feb 05
Altalink
Bristol Airports
US REIT (MPR)
Broadcast Australia
1 Martin Place
Michigan Electric Transmission Company
South East Water
Arlanda Express
District Energy
Atlantic Aviation
Radio assets
Wales & West
NTL UK
Renewable Energy
Brussels Airport
Radio Assets


*Economic exposure following financial close of assets held with the intention that they will be transferred into a fund. Excludes commitments.



MACQUARIE BANK



# Market value of equity investments well above book value

→ $A588 above book value

→ Increased since March 2004 despite MGM profit



(A$m)
2,500
2,000
1,500
1,000
500
0
Book value
Market value
$A588m
MGM profit
$A500m
Mar 00
Mar 01
Mar 02
Mar 03
Mar 04
Feb 05


For unlisted investments, market value is assumed to equal book value. For listed investments, current market value is based on share prices at 11 February 2005 13



MACQUARIE BANK



# Market value of equity investments well above book value

→ $A588m above book value



($Am)
2500
2000
1500
1000
500
0
Assoc/JVs
Equity Securities
Assoc/JVs
Equity Securities
Book Value
Market Value
MOF
MCW
MIG
MGM/MGQ
SFE
MCG
MAP
Other


For unlisted investments, market value is assumed to equal book value. For listed investments, current market value is based on share prices at 11 February 2005 14


MACQUARIE BANK



# Outlook

- → Expect second half result to be very substantially up on the prior corresponding period excluding the effects of the MGM/MGI merger

15


MACQUARIE BANK



# Some notable features of 2004/5 - swing factors?

## Performance fees on specialist funds



($Am)
350
300
250
200
150
100
50
0
2002
2003
2004
YTD Jan 05
MAP
Other specialist
Property
Other infrastructure
MCG
MIG


16


MACQUARIE
BANK



# Some notable features of 2004/5 - swing factors?

## Strong equity markets over 2 years


Index Apr 03 = 100
165
150
135
120
105
90
Apr 03
Mar 04
Feb 05*
Hong Kong: Hang Seng
Australia: ASX200
US: S&P500
* Mthly avg to 11 Feb
Monthly

Source: Datastream, to February 11, 2005




MACQUARIE
BANK



# Some notable features of 2004/5 - swing factors?

## Asset realisations

→ MGM profit reflects 12 years of building business by property funds management team


($Am)
600
500
400
300
200
100
0
Mar 02
Mar 03
Mar 04
YTD Jan 05
MGM
MCG

→ Other includes MAG, CH4, DUET and some property investments


MACQUARIE
BANK




MACQUARIE
BANK



# What we do

| | | | |
|---|---|---|---|
| Scope | Equity derivative trading & risk management<br>Equity Financing<br>Hedge Fund Offerings | | |
| Business model | Arbitrage (Mispricings) | Margin (Generation & Capture) | Fees (Fund Management) |
| Key profit drivers | Product Volumes | Product Margins | FUM |
| Earnings Diversification | Geographic | | Market Segments |
| High ROE | | Minimal Capital Usage | |

20



# Current Business Structure



Centralised Functions
(6)
(11)
(10)
(91)
(2)
(5)


Staff Locations

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Australia | 47 | - | 9 | 6 | - | - | - | - | - | 25 |
| Offshore | - | 34 | 9 | 8 | 5 | 3 | 11 | 8 | 4 | - |
| Partners | - | - | - | - | 11 | 8 | - | 5 | - | - |
| | 47 | 34 | 18 | 14 | 16 | 11 | 11 | 13 | 4 | 25 |





# Proposed Business Structure



Head Office
Information Technology
Funds Products
South Africa
Asia
Equity Finance
International Structuring
United States Europe
Brazil
Hong Kong
Japan
Korea
Singapore


MACQUARIE
BANK



# Business environment - summary

| What? | Business Conditions |
|---|---|
| Share Prices | ⇧ |
| Share Volumes | ⇧ |
| Volatilities | ⬇ |

23


MACQUARIE
BANK



# Business environment - Australia

Prices ↗ Volumes ↗ Volatility ↘


($Am)
3 Month Rolling Average Turnover
5000
4500
4000
3500
3000
2500
2000
1500
15%
10%
5%
Volatility
Jan-03
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Daily Turnover
ASX200 Index
Volatility

24


MACQUARIE
BANK



# Business environment - Hong Kong

Prices ↗ Volumes ↗ Volatility ↘


(HK$ m)
3 Month Rolling Average Turnover
Volatility
20000
18000
16000
14000
12000
10000
8000
6000
4000
24%
22%
20%
18%
16%
14%
12%
10%
Jan-03
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Dec-04
Jan-05
Daily Turnover
Hang Seng Index
Volatility

25


MACQUARIE
BANK



# Business environment - USA

Prices ↗ Volumes ↗ Volatility ↘


(US$ m)
3 Month Rolling Average Turnover
S&P500 Close
49000
47000
45000
43000
41000
39000
37000
35000
33000
1800
1600
1400
1200
1000
800
600
400
Jan-03
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Daily Turnover
S&P500 Index
Volatility

26


MACQUARIE
BANK



# Business environment - Level of Risk

. . . steady levels of overall market risk despite larger business


Regulatory 99% 10 day VAR
60 Day Average of Reg. VAR
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05

→ Risk Weighted Assets remain < 5% of MBL Total

27


MACQUARIE
BANK



# Performance review

- → Expect overall result to be similar to prior corresponding period
- → Australia
  - → Expect strong results leveraging off diversified product mix
  - → No. 1 Warrant market share in 2004 with 48% overall by value
  - → Named Derivatives House of the Year for Australia by Asia Risk
- → Hedge Funds
  - → Expect strong results from single strategy hedge funds management and funds-of-hedge funds offerings. Capital protected hedge fund products also sold well. Minimal fund inflows to date
- → Hong Kong
  - → Expect very strong result, despite overall market activity decline in recent months, as a result of more diversified product range and distribution channels
  - → Leading market share in unlisted equity notes
- → South Africa
  - → Expect solid result from more diversified product range

28


MACQUARIE
BANK

# Performance review - cont.

- International Structuring
  - Expect strong result as a result of deals being transacted in a number of geographic markets, particularly Germany
- International Trading Desk
  - Expect strong result, successfully conducting arbitrage trading across global markets
  - Based in Sydney, trading 24 hours via three shifts
- Japan
  - Profitable
- Brazil
  - Profitable. Macquarie has terminated business alliance discussions with Banco do Brasil
- Korea
  - *Will be strongly profitable in its first full year of operations*
- Singapore
  - Commenced warrant issuance in December 2004




MACQUARIE
BANK

# Performance review - cont.
# % Contribution by Division

**2004**



**2005**



**■ Australia ■ Hong Kong ■ ITD**
**□ Sth Africa □ Hedge Funds ■ Intl Structuring**
**□ Other**


MACQUARIE
BANK


MACQUARIE
BANK


MACQUARIE
BANK

# FSG's role and structure

→ FSG leverages its client insight to manufacture, package, in-source and distribute (using multiple channels) best of breed solutions to enable retail clients to achieve their financial objectives


Full Service Broking
Strategic Financial Planning
Executive Wealth Management
Private Banking
Private Portfolio Management
Retail Treasury and Commodities
Online Stockbroking
New Zealand
Wrap
Cash Management Trust
Superannuation
Managed Funds
Alternative Investments
Macquarie Portfolio
Broking
Insurance

Finance, Strategy, IT, Legal, Brand, PR, Organisation Development




MACQUARIE
BANK

# Role of the FSG divisions

MAS - Macquarie Adviser Services (391 staff in 5 locations)

- → Provide financial intermediaries (eg IFAs) with administration services and access to best of breed products
- → Innovative Product manufacture and distribution
- → Market leading position in cash, the platform market and superannuation

MFS - Macquarie Financial Services (648 staff in six Australian locations and three New Zealand locations)

- → Target affluent retail clients through an advice based relationship
- → Adviser force growing with more than 280 advisers – average revenue has increased significantly

International (3 staff based in Sydney)

- → Flexibly utilise core product and distribution capabilities in selected overseas markets.

MACQUARIE BANK

# FSG participates across the wealth management value chain

eg

→ Cash

→ Superannuation

→ Broking

→ Alternative Assets

→ Asset Management

→ Macquarie Professional Series

→ Wrap

→ MFS Dealer Group

→ In-house Advisers

→ External Advisers



MACQUARIE BANK

# Some operational highlights

- → Total number of clients up approximately 8% during the past 18 months to more than 600,000
- → Revenue is expected to be up on FY04
- → Stockbroking and underwriting up strongly on equivalent period last year
- → Average revenue per MFS Adviser well up on FY04 (year-to-date)
- → We have raised $A945m from retail investors in 2004
- → Total assets under advice*/management/administration $A40.4b
- → While benefiting from favourable market conditions, FSG is consistently growing market share

* Includes client chess holdings and non-Macquarie investments



MACQUARIE BANK



# Some operational highlights



- → Wrap FuA up 61% to $A13.7b at January 2005 including Wrap cash (January 2004 $A8.5b). December monthly growth was the highest since inception at $560 million and December quarter saw record growth of $A1.2 billion.
- → Approximately 40% of Wrap FuA is in Super.
- → Confident of continued growth in flows, and managing pricing pressures through inherent scalability in our platform.





MACQUARIE BANK



# Some operational highlights


Platform
Dealer Group/
Advisers

- → CMT FUM* up 10% to $A10.5 billion on January 2004 including Wrap cash (January 2004 $A9.5 billion). CMT reached $A10 billion in 2004, a significant milestone for Australia's largest unit trust.
- → Alternative Assets continue to be a growth area, with $A770 million raised in the last 24 months.
- → The FSG Superannuation portfolio now stands at $A12.4 billion.
- → Our closeness to the adviser market continually drives our product innovation.
- → Recently took a strategic stake in a New Zealand based asset management company.
- → Launched the Macquarie Professional series.

* At 31 January 2005


MACQUARIE
BANK



# Some operational highlights

Cost Management

- → Costs basically flat for past 4 years, in spite of amortisation of systems increasing during that period.
- → Year to date costs per FTE 8% lower than pcp.
- → Staff costs as a % of revenue have fallen more than 6 percentage points in the past three years.
- → Systems costs as a % of revenue have fallen more than 8 percentage points during the past three years.
- → FSG growth is not capital intensive, and does not require significant increases in staff numbers.
- → Continually reviewing and benchmarking key metrics.




MACQUARIE
BANK



# Some operational highlights

Client Experience & Service

Our focus on client experience and service levels is being recognised:

- → MAS won **both** the 2003 and 2004 Assirt Service Awards for Best Fund Manager of the Year and Best Master Trust/Wrap provider of the Year – no other organisation has done this in a single year let alone successive years.
- → MAS presented with the Investorweb Research Six Star Superannuation Manager of the Year Award, for the third consecutive year.
- → Staff morale is up strongly, helping make service level improvements more sustainable.



MACQUARIE BANK

# A scalable business



Revenues*
Expenses*
Cost to Income Ratio
Contribution
135
115
95
75
55
35
15
-5
110%
100%
90%
80%
70%
60%
FY02
FY03
FY04


* Horizontal axis indexed with revenue in FY02 equal to 100
2004 revenue excludes one-off $A14m realisation on South African JV





MACQUARIE BANK

# A scalable business



Linear (Revenues *)
Linear (Staff No's ^)
150
135
120
105
90
75
1,250
1,200
1,150
1,100
1,050
1,000
FY02
FY03
FY04
FY05 Forecast


*Horizontal axis indexed with revenue in FY02 equal to 100
^ Average staff numbers over year


MACQUARIE
BANK



# Divisional highlights & opportunities

MAS

- → Further leveraged its core capabilities of service, administration and distribution and brought to market best of breed international and local managed funds. The first of these (Morgan Stanley Global Franchise Fund) will be launched next month.
- → Continued to expand and diversify MAS alternative asset management business which has raised $A770m during the past 24 months. The latest of these was Generator Income Notes Collateralised Debt Obligation product which raised $A150m in December.

Opportunities

- → 3rd Party "Best of Breed" Managed Fund Range.
- → Partner with Boutique Fund Managers.
- → Term Allocated Pensions.
- → Extending Superannuation Product Range.
- → Extending Insurance Product Range.




MACQUARIE
BANK



# Divisional highlights & opportunities

MAS Opportunities (cont)

- → Enhancing our Wrap platform capabilities.
- → Macquarie Portfolio Broking expanding direct equities portfolio investment solutions for financial planners.
- → Further "Institutional" (eg ING-PortfolioOne and Suncorp) use of wrap and cash services.
- → Extending our electronic interface with SMSF administrators.
- → Overseas market distribution alliances.


MACQUARIE
BANK



# Divisional highlights & opportunities

MFS

- → Strategic acquisition of PricewaterhouseCoopers' New Zealand financial planning arm and strategic partnership with fund manager, Brook Asset Management Limited, solidify our investment in New Zealand.
- → Asset Magazine's survey of financial planners named Macquarie Financial Services the top employer of choice because of its brand, support for advisers, professionalism, independence, freedom and flexibility.

Opportunities

- → Continued focus on quality adviser acquisition to strengthen leadership in retail Full Service Broking.
- → Build scale in Financial Planning team by establishing in-house dealer group franchise.




MACQUARIE
BANK



# Further opportunities for FSG

Evidence shows good opportunities for continued earnings growth



MACQUARIE
BANK





MACQUARIE
BANK




MACQUARIE
BANK

# Our structure


SECURITIES
RESEARCH
CORPORATE FINANCE
Industry Groups
Infrastructure
Resources
Property
Financial Institutions
Industrials
TMET
Infrastructure & Specialised Funds
Equity Capital Markets
Other Specialist Areas
FINANCIAL PRODUCTS
MACQUARIE CAPITAL




MACQUARIE
BANK

# What we do

→ Full spectrum of client focused investment banking skills

→ Approx 1,800 staff in 37 offices (32 offshore)

Leverage Ideas – Expand Business Continuum



IDEA | BROKERAGE | ADVICE | UNDER WRITING | FUNDS | PRINCIPAL

| Sector | |
|---|---|
| Infrastructure | MIG, MAP, MAG, GIF, KRIF, SAIF, MEAP, AIIF, MEIF, DUE, MPT, MFD, MIC |
| TMET | MCG/MTech |
| Resources | KPC |
| Industrials | MDI, MCAG |
| Financial Institutions | MDI, MCAG |
| Property | BPG |


MACQUARIE
BANK



# Excellent results in a strong environment

- → Australian equity market strong - ASX 200 ↑ 26%
- → Commodity prices at record highs
  - → S&P/ASX 200 Resources ↑ 35%
  - → Coal ↑ 120%
  - → Oil ↑ 56%
- → M&A (global) activity **up** 41% on 2003 (Thomson)
- → ECM (Australia) activity **up** 46% on 2003 (Thomson)

51


MACQUARIE
BANK



# Corporate Finance

- → Strong performances from the specialist funds
  - → Assets under management
  - → Asset performance
- → Increased equity issuance – leading equity capital markets positions - No.1 Australia ECM (Bloomberg)
- → Strong M&A deal flow across most industry sectors – No.2 announced & completed (Thomson)
- → Significant and growing contribution from offshore offices

52



MACQUARIE BANK



# Corporate Finance



| | |
|---|---|
| **Infrastructure** | DUET IPO, Dampier to Bunbury Pipeline, APT Pipeline Investment/CMS International, Alinta/Duke Energy, Sydney Airport refinancing, Wales & West Gas Distribution Network, Brussels International Airport, Chicago Skyway, ConnectEast IPO, Cintra IPO, Machang Bridge, Baekyang Tunnel, Greater Nottingham LIFT, Newham General Hospital, Yong-In Light Rail Transit, Baldwin County Bridge, Atlantic Aviation, Exelon District Energy |
| **Industrials** | Pacific Brands IPO, DCA Group/ MIA Group, Super Cheap IPO, SPC Ardmona/CCA Amatil |
| **Financials** | AXA Asia Pacific/AXA SA, Macquarie Bank/ING Asia |
| **Property** | General Property Trust/Stockland Trust, Macquarie Office Trust/Principal America Office Trust, Westfield Group, Macquarie Goodman Industrial Trust/Macquarie Goodman Management, Mirvac Group/James Fielding |
| **Resources** | Santos/PT Medco Energi, South Atlantic Ventures/Zinkgruvan Mine, Centennial Coal refinancing |
| **TMET** | DMG Regional Radio & RG Capital Radio, Telstra/KAZ, Publishing & Broadcasting/Burswood, Murdoch Family/News Corporation re-incorporation, ntl Broadcast |





MACQUARIE BANK



# Corporate Finance

- Unique ability to continue to source deals globally and locally
  - Over 400 infrastructure staff in 19 offices
  - Advised on over $44 billion of infrastructure deals in calendar 2004

**New 2004 deals sourced for funds**

**Enterprise value $A25b**

**ISF Equity $A6b**


North America
Atlantic Aviation
Cardinal Power
Chicago Skyway
Chicago Thermal
Duke Point Power
Northwind Aladdin
Europe
Brussels Airport
Renewable energy assets
ntl: Broadcast
Wales and West
Asia
Baekyang Tunnel
Incheon Expressway
Kwangju 2nd Beltway,
sct3
Hakone Turnpike
Australia
AlintaGas Networks
Mitcham-Frankston
Dampier-Bunbury
DMG / RG Radio
Multinet
United Energy
Distribution

# Corporate Finance

→ Proven asset management expertise

| | | |
|---|---|---|
| | ↑ | ↑ |
| | ↑ | ↑ |
| | ↑ | ↑ |
| | ↑ | ↑ |

| | Revenue Increase[1] | |
|---|---|---|
| | ↑ | ↑ |
| | ↑ | ↑ |
| | ↑ | ↑ |
| | ↑ | ↑ |

Note:
1. Latest publicly reported results



# Corporate Finance

→ Proven asset management expertise

| MCG | |
|---|---|
| | ↑ |
| | ↑ |

Note:
1. Year to 30 June 2004
2. As at 31 December 2004


MACQUARIE
BANK

# Corporate Finance

→ Strong performance from listed funds

**Compound annual return since inception***




MACQUARIE
BANK

# Corporate Finance

→ Growth of equity under management


A$b
25.0
20.0
15.0
10.0
5.0
0.0
HLY
MAG
MCG
MAZPA
MEIF
DUET
Other
MIG
MAP
KRIF
MIC
SCF
CEU
Committed
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Dec-04

Note:

1. For listed funds - market capitalisation as at 31 December 2004 plus fully underwritten capital raisings to be completed in the next month. Invested and committed capital for unlisted funds. Invested capital for mandated assets, MBL direct holdings and other funds. Jointly managed funds (SAIF, AIIF, DUET, KRIF) included at 50% of invested capital. Exchange Rates as at 31 December 2004.


MACQUARIE BANK

# Corporate Finance

→ Source of funds

Investor by type


Govt agencies 1.5%
Retail 22.9%
Funds & other institutional 42.9%
Pension funds 16.1%
Banks 10.7%
Life co's 6.0%
Other 11.8%
Korea 7.5%
UK 4.2%
Europe 4.0%
Aust / NZ 55.0%
N.America 17.6%




MACQUARIE BANK

# Corporate Finance

→ Offshore and domestic growth continues

→ Success in broadening international investor base

| New Fund | Description | Equity under management* |
|---|---|---|
| DUE | → Listed ASX August 2004<br>→ Four Aust energy & utility investments<br>→ Acquisition of Dampier to Bunbury pipeline<br>→ IPO at $2.29; trading at A$2.60 | A$1,016m[1] |
| MIC | → Listed NYSE December 2004<br>→ Investing in diversified infrastructure businesses in US / select countries<br>→ IPO at US$25; trading at ~US$29.50 | A$1,001m |
| MEIF | → Unlisted fund established April 2004<br>→ Four assets acquired | A$916m |
| MFD | → Listed NYSE March 2004<br>→ Closed end fund with a range of investments in global infrastructure/utilities companies<br>→ IPO at US$20, trading at ~US$22 | A$257m |
| MPT | → Listed TSX April 2004<br>→ Investing in Nth American power businesses<br>→ IPO at C$10; trading at ~C$12 | A$247m |

1. Macquarie manages via a 50/50 joint venture with AMP Capital


MACQUARIE
BANK



# Financial Products

- → High levels of international business continuing
- → US cross border leasing market remains on hold
- → Continued growth in size and range of retail financial products in Australia
- → Expansion of retail financial products business offshore (US, Switzerland)

61


MACQUARIE
BANK



# Macquarie Capital

- → Macquarie IT – tightening in domestic market, ongoing success in Korea and Canada, expansion to China and Eastern Europe
- → Macquarie Leasing experiencing strong organic growth and economies of scale
- → Macquarie Electronics – strong growth resulting from increased deal flow
- → Growth of books

| | Mar 04 | Dec 04 | |
|---|---|---|---|
| → Mac Leasing | $A1,971m | $A2,512m | ↑27% |
| → Macquarie Electronics | $A9m | $A81m | ↑800% |

- → New business initiatives all showing good progress
  - → Macquarie Aviation – deal flow commenced
  - → Coriolis – 2,000 units supplied to Sydney Water are becoming operational and a strong deal pipeline exists
  - → Capital Meters - commenced business to supply and install up to 1.2m gas and electricity meters in the UK

62


MACQUARIE
BANK



# Macquarie Securities

Australia

- → Excellent result in strong equity markets
- → Secondary market revenues increased significantly
- → ECM revenue good but down on high levels last year
- → Market share has increased with higher ASX turnover
- → Commission rates have remained constant
- → No.1 in Australia, Asia, US and No. 2 in Europe for overall research and sales quality in regard to Australian equities (Greenwich/Peter Lee 2004)

Asia

- → Acquisition and integration completed successfully in July 2004
- → Business is operating profitably




MACQUARIE
BANK



# 2005 opportunities

- → Continuing strong equity issuance activity including new Asian business
- → General improvement in M&A conditions
- → Continuing focus on developing new, innovative funds
  - → New ASX-listed investment fund (MCAG) - $A1b, broad based, co-investment fund
  - → Potential new funds – looking at Asia, Resources, MFD in new markets (but early days)
  - → Media fund – seed assets DMG / RG
  - → Renewables as an asset class
- → Asian investment banking business expansion continuing
  - → Strong growth expected in stockbroking operation
  - → Asian ECM progress encouraging
  - → Korean M&A and non-infrastructure business; recent acquisition of team
- → North America – opportunities for MIC and continuing growth in infrastructure advisory business
- → Continue to pursue PFI opportunities across Europe


MACQUARIE
BANK



# 2005 opportunities

- → TMET – specific opportunities in communications infrastructure
- → Resources – new teams in Houston and Asia
- → Property – REIT opportunities in UK and Asia
- → Industrials – targeted principal and private equity opportunities
- → Financial products
  - → Expect continued high levels of international business with growth in continental Europe, Asia, UK and Germany
  - → Slower growth in retail financial products in Australia than past years
- → Macquarie Capital – continued organic growth and ramp up of new leasing books
- → Macquarie Securities
  - → Consolidating strong position in the Australian market
  - → India greenfield operation; potential joint ventures in select markets
  - → Improving the service and product offering in Asia

65


MACQUARIE
BANK




MACQUARIE
BANK




MACQUARIE
BANK



# Banking & Property Group

- → Focused businesses in three main groupings
  - → Property including funds management, investment banking, property finance and golf & leisure
  - → Securitisation including mortgages and margin lending
  - → Banking
- → Property Assets under management (including assets managed by associates) grew 54% to $A16.8b from $A10.9b in 10 months to 31 January
- → Mortgages Australia increased market share and outstanding loan book exceeded $A14.1b up 21% from $A11.6b in 10 months to 31 January
- → Mortgages USA makes significant profit contribution and exceeds $US1b of settled loans



MACQUARIE BANK

# A Diversity of Businesses

by net contribution (%)



15%
28%
16%
1%


**Property Investment Banking**
Macquarie Global Property Advisers
Development Projects
Syndicated Finance
Wholesale Funds
MCO CR-REIT

**Property Funds Management**
Macquarie DDR Trust
Macquarie Office Trust
Macquarie Prologis Trust
Macquarie Countrywide Trust
Macquarie Goodman Management
Macquarie Goodman Industrial Trust
Macquarie Direct Property Syndicates
Macquarie Capital Partners

**Banking**
Business Banking
Deposits & Lending
Business Broking
Services

**Golf & Leisure**
Medallist JV
G&L Developments
G&L Finance
Macquarie Leisure Trust

2004/05

Chart does not include contribution to net profit of MGM / MGI transaction





MACQUARIE BANK

# Geographic Expansion

→ 25 locations – full service domestic, niche offshore



London
Luxembourg
Milan
Bahrain
Beijing
Seoul
Tianjin
Tokyo
Shanghai
Hong Kong
Kuala Lumpur
Singapore
Seattle
Chicago
Memphis
New York
Los Angeles & Orange County
Jupiter
Perth
Brisbane
Sydney
Adelaide
Melbourne
Auckland
BPG Offices
Macquarie Capital Partners
Macquarie Global Property Advisors
Macquarie Goodman Group



MACQUARIE BANK

# Managing assets and businesses across the globe



Portugal
Macquarie Global Property Advisors
UK
Macquarie Global Property Advisors
Macquarie Capital Partners
Germany
Macquarie Global Property Advisors
USA
Macquarie DDR
Macquarie Prologis
Macquarie Countrywide
Macquarie Office
Medallist Golf Courses
Belgium
Macquarie Global Property Advisors
China
Schroder Asian properties
Macquarie Global Property Advisors
First China Property Group
PIB
South Korea
MCO CR-REIT
Kukdong Building
Schroder Asian properties
Macquarie Global Property Advisors
Japan
Schroder Asian properties
PIB
Macquarie Global Property Advisors
Hong Kong, Schroder Asian properties
Macquarie Global Property Advisors
PIB / PFM
Mexico
Macquarie Prologis
Singapore
Schroder Asian properties
Macquarie Global Property Advisors
Macquarie Goodman Ascendi
New Zealand
Macquarie Goodman
Macquarie Countrywide
Italy
Mortgages
Spain
Macquarie Global Property Advisors
Australia
Macquarie Direct Property syndicates
PIB
MREEF Funds
Urban Pacific
Macquarie Countrywide
Macquarie Office
Macquarie Leisure
Macquarie Goodman
Medallist


$A16.8b assets under management today





MACQUARIE BANK

# Assets Under Management



18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
FUM $Am
Macquarie Goodman Group
Macquarie Office Trust
Macquarie DDR Trust
Macquarie Countrywide Trust
Macquarie ProLogis Trust
Macquarie Leisure Trust
MCO CR-REIT
Macquarie Goodman Property Trust (NZ)
Retail Syndications
Development Syndicates
Global Fund 1
Schroders Macquarie Asia Property Fund


**Does not include MCW acquisition of $US2.8b portfolio of shopping centres in the US with JV partner Regency**


MACQUARIE
BANK



# Leading LPT manager across Asia Pacific

| Manager | No. of Entities | Mkt Cap $Am |
|---|---|---|
| Westfield | 1 | 28,889 |
| Macquarie | 10 | 11,768 |
| Lend Lease | 1 | 7,805 |
| Stockland | 1 | 7,598 |
| Mirvac | 1 | 4,494 |
| Gandel | 2 | 3,198 |
| Investra | 1 | 3,186 |
| Centro | 1 | 3,027 |
| ING | 2 | 2,737 |
| Deutsche | 1 | 2,714 |

- → More funds in more locations than any other manager
- → Second largest manager by Fund market capitalisation
- → Funds listed in Korea, Singapore, New Zealand and Australia

As at 31 January 2005




MACQUARIE
BANK



# The Macquarie Goodman Group

- → In January 2005 we saw the merger of MGM and MGI to create MGQ
- → Reflection of 12 years of Business building
  - → Industrial Property Trust of Australia formed in 1993 Market cap $A51m
  - → Named changed to Macquarie Industrial Trust in 1999
  - → Merged with Goodman Hardie Industrial Trust in 2000
  - → MGM and MGI merged to form MGQ in 2005 Market cap $A4.2b
- → In partial recognition of the uplift in value of Macquarie's holding in the merged entity, Banking and Property Group will bring to account approximately $A300m resulting in $A91m after tax and staff profit share in the 2004/2005 year
- → Macquarie will expand its existing relationship with MGQ and is actively pursuing JV opportunities in Asia for the creation of Industrial REITs in various markets


MACQUARIE
BANK



## Property offshore expansion – listed funds

- Macquarie with JV partners involved in acquisition of $US5.5b of property in North America
  - MCW entered into contracts to acquire $US2.8b portfolio of shopping centres in the US with JV partner Regency
  - MOF took over the Principal America Office Trust, acquiring a share of a portfolio of US office buildings worth over $US1.6b
  - MDT acquired or has agreed to acquire portfolios of Community centres worth over $US900m
  - MPR has acquired over $US270m of industrial property in the US and Mexico

75


MACQUARIE
BANK



## Property offshore expansion – other

- Formation of Macquarie Global Property Advisors (MGPA) advising Global Fund 1 (more than $US1.6 billion assets)
- Macquarie Global Property Fund II launched by MGPA in November 2004, now in advanced stages of capital raising Target: $US750m
- On going successful repositioning of Schroder Asian Properties L.P. (SAP) private equity fund and now in divestment phase.
- Opened Property Investment Banking business in Japan and financial arranger for 7 residential projects in Japan ($A100m)
- Expanded Property Finance business internationally with new offices LA and London.

76



MACQUARIE BANK



# Low Risk to future Earnings from Property Development

**Current lending exposures to development property* show:**

1. Substantial levels of pre-sales
2. Minimal settlement default rate

**Providing a substantial hedge against loss from falls in new dwelling prices**



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
NSW
VIC
QLD
SA
WA
Pre-Sales
Unsold


→ **No Impaired exposures – first time since 1980s**

→ **Medium Density Residential**

- → Net equity exposure to sectors of concern (inner Melbourne and South Sydney) down to less than $A1m at 31 January
- → Exposures are well diversified and heavily secured.

* Property under development as at 31 December 2004





MACQUARIE BANK



# Increased International Property Exposure



Mexico 0.2%
NZ 1%
Asia / Europe 1%
Hong Kong 5%
NSW 29%
USA 17%
Korea 1%
China 1%
Japan 1%
Div 12%
SA 1%
WA 7%
Vic 10%
QLD 14%


**Offshore exposures Increased - especially in Asia**


MACQUARIE
BANK



# Mortgages Australia


Macquarie's market share growing
%
300
250
200
150
100
50
-
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Macquarie Approvals (Indexed Jan 2003)
Market Approvals (Indexed Jan 2003)

The Australian Mortgage Division's market share of loan approvals has grown from 2.4% in January '03 to 3.7% in December '04




MACQUARIE
BANK



# Mortgages Australia

## Portfolio Growth - $A14.1b


$Am
14,000
13,000
12,000
11,000
10,000
9,000
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05

Growth in Mortgage Loan Book reflects

- →Growing market share (up 54% in 2 years)
- →Greater client retention
- →Longer loan duration

**As at 30 November 2004 the % of loans in arrears by $value stood at 0.582% compared to the industry average (SPIN) of 0.782%**


MACQUARIE
BANK

# Mortgages USA

## Cumulative Settlements

US Mortgages business achieves key milestones

→First warehouse funding facility for MMUSA

→First US warehouse by Aust regulated entity


$Am
1800
1500
1200
900
600
300
0
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05

81


MACQUARIE
BANK

# Margin Lending

## Portfolio Growth

- → 892% growth in portfolio since 1998
- → Acquired Challenger Margin Lending book
- → Book grew 64% in year to 31 December 2004 over twice industry average growth of 24% for the same period


$Am
2,500
2,000
1,500
1,000
500
0
1999
2000
2001
2002
2003
2004
October
2005
January
GEI
MLF
Fusion

82



MACQUARIE
BANK



# Expansion and Growth in Banking

- → Strong demand for business expansion lending especially in professional services
- → Offices have been opened in Parramatta and Newcastle to meet client demand for closer contact with relationship managers
- → Insurance Premium Funding launched in 2004 has been successful (businesses like the cash flow levelling effect of such a product)
- → Improvement in productivity showing benefits of long term investment in IT and service delivery platform





MACQUARIE
BANK



# Banking - Loan Volumes

- → Loan volumes up over 72% in 5 years
- → Margins improved through new lending products



$Am
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
2000
2001
2002
2003
2004
2005





# Banking - Deposit Volumes



Deposit volumes up 26% in 5 years
$Am
2,200
2,100
2,000
1,900
1,800
1,700
1,600
2000
2001
2002
2003
2004
2005









MACQUARIE
BANK



**Form 603**

Corporations Act 2001
Section 671B

# Notice of initial substantial holder

To **Macquarie Bank Limited**
ACN/ARSN **008 583 542**

**1. Details of substantial holder**

Name **Barclays Group ("Barclays")**
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 16 February 2005

**2. Details of voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

| Class of securities | Number of securities | Person's votes | Voting power |
|---|---|---|---|
| Ordinary | 11,393,786 | 11,393,786 | 5.11% |

**3. Details of relevant interests**

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

| Holder of relevant interest | Nature of relevant interest | Class and number of securities |
|---|---|---|
| Barclays | Fund Manager – see Annexure A | 11,393,786 ordinary |

**4. Details of present registered holders**

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

| Holder of relevant interest | Registered holder of securities | Class and number of securities |
|---|---|---|
| Barclays | JP Morgan & other custodians – see Annexure A | 11,393,786 ordinary |

**5. Consideration**

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

| Holder of relevant interest | Date of acquisition | Consideration Cash/Non-cash | Class and number of securities |
|---|---|---|---|
| Barclays | Past 4 months | Avg price $44.88 | 11,393,786 ordinary |

## 6. Addresses

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| Barclays Global Investors Australia Limited | 1/111 Harrington Street, Sydney NSW 2000 |

**Signature**

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

Date

## This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

**Relevant interest in Macquarie Bank Limited ("MBL") held by the Barclays Group ("Barclays").**

The list of Barclays entities and their respective holdings are as follows:

| ASX CODE | STOCK NAME | HOLDING | % | COMPANY |
|---|---|---|---|---|
| MBL | Macquarie Bank Ltd | 69,699 | 0.03% | Barclays Global Investors Japan Ltd |
| MBL | Macquarie Bank Ltd | 2,732,414 | 1.22% | Barclays Global Investors, N.A. |
| MBL | Macquarie Bank Ltd | 1,191,910 | 0.53% | Barclays Global Investors Ltd |
| MBL | Macquarie Bank Ltd | 6,176,678 | 2.77% | Barclays Global Investors Australia Ltd |
| MBL | Macquarie Bank Ltd | 188,589 | 0.08% | Barclays Global Investors Japan Trust & Banking |
| MBL | Macquarie Bank Ltd | 118,565 | 0.05% | Barclays Capital Securities Ltd |
| MBL | Macquarie Bank Ltd | 838,131 | 0.38% | Barclays Global Fund Advisors |
| MBL | Macquarie Bank Ltd | 77,800 | 0.03% | Barclays Life Assurance Co Ltd |
| | | **11,393,786** | **5.11%** | |

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in MBL as custodian and for which Barclays is either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in MBL was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

Barclays and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in MBL.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to Barclays.

---------------------------- ----------------

Andrew Kuo  Date

Company Secretary

Barclays Global Investors Australia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 15,996 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 5,000 @ $23.94 each<br>6,332 @ $30.51 each<br>4,664 @ $34.71 each |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | N/A – shares were issued on exercise of employee options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 15,996 on 18/2/05 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 223,228,261 | Fully Paid Ordinary Shares |
| 4,000,000 | Macquarie Income Securities (MBLHB) |
| 350,000 | Non-cumulative Redeemable Preference Shares |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 28,617,106 | Options over Ordinary Shares at various exercise prices |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ........................................................ Date: 18 February 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 42,815 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 1,666 @ $23.48 each<br>23,668 @ $23.94 each<br>194 @ $28.74 each<br>10,289 @ $30.51 each<br>6,998 @ $34.71 each |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | N/A – shares were issued on exercise of employee options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 42,815 on 17/2/05 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 223,212,265 | Fully Paid Ordinary Shares |
| 4,000,000 | Macquarie Income Securities (MBLHB) |
| 350,000 | Non-cumulative Redeemable Preference Shares |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 28,633,102 | Options over Ordinary Shares at various exercise prices |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ........................................................ Date: 17 February 2005
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | Macquarie Bank Limited |
|---|---|
| ABN | 46 008 583 542 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | John G Allpass |
|---|---|
| Date of last notice | 9 February 2005 but 19 August 2004 re: Macquarie Infrastructure Group ("MIG") |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Direct or indirect interest | Indirect |
|---|---|
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Securities held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary |
| **Date of change** | 10 February 2005 |
| **No. of securities held prior to change** | 79,661 MIG stapled securities |
| **Class** | Stapled securities |
| **Number acquired** | 14,646 stapled securities |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $3.467425 per stapled security |
| **No. of securities held after change** | 94,307 MIG stapled securities |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Issue of securities under distribution reinvestment plan. |

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga10022005.doc

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

| Detail of contract | |
|---|---|
| Nature of interest | |
| Name of registered holder (if issued securities) | |
| Date of change | |
| No. and class of securities to which interest related prior to change<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| Interest acquired | |
| Interest disposed | |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| Interest after change | |

16 February 2005



+ See chapter 19 for defined terms.